UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For June 06, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 06, 2005 - Completion of Demerger






COMPLETION OF DEMERGER OF FILTRONA PLC



Bunzl plc is pleased to announce the completion of the demerger of Filtrona plc and the consolidation of Bunzl's and Filtrona's issued share capital.

Accordingly, the consolidated Bunzl shares and consolidated Filtrona shares were admitted earlier today to the Official List and to trading on the London Stock Exchange's market for listed securities.


As anticipated in the circular to shareholders dated 17 May 2005, Mark Harper and Paul Heiden have resigned from the Bunzl board with immediate effect.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 06, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman